Exhibit 99.1

WORKHORSE GROUP INC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

A.	Purpose

The purpose of the Nominating and Corporate Governance Committee of the Board of Directors (the “Board”) of Workhorse Group Inc. (the “Company”) is to:

•	recommend to the Board the persons to be nominated for election as directors at any meeting of stockholders and the persons (if any) to be elected by the Board to fill any vacancies on the Board;

•	develop and recommend to the Board a set of corporate governance guidelines applicable to the Company; and

•	oversee the evaluation of the Board.

B.	Structure and Membership

1.	Number. The Nominating and Corporate Governance Committee shall consist of such number of directors as the Board shall from time to time determine.

2.	Independence. Except as otherwise permitted by the applicable rules of NASDAQ, each member of the Nominating and Corporate Governance Committee shall be an “independent director” as defined by such rules.

3.	Chair. Unless the Board elects a Chair of the Nominating and Corporate Governance Committee, the Committee shall elect a Chair by majority vote.

4.	Compensation. The compensation of Nominating and Corporate Governance Committee members shall be as determined by the Board.

5.	Selection and Removal. Members of the Nominating and Corporate Governance Committee shall be appointed by the Board, upon the recommendation of the Committee. The Board may remove members of the Nominating and Corporate Governance Committee from such Committee, with or without cause.

C.	Authority and Responsibilities

General

The Nominating and Corporate Governance Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management, in accordance with its business judgment.

Board and Committee Membership

1.	Selection of Director Nominees. Except where the Company is legally required by contract, bylaw or otherwise to provide third parties with the right to nominate directors, the Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the nominees for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board. In making such recommendations, the Committee shall consider candidates proposed by stockholders. The Committee shall review and evaluate information available to it regarding candidates proposed by stockholders and shall apply the same criteria, and shall follow substantially the same process in considering them, as it does in considering other candidates.

2.	Criteria for Selecting Directors. The criteria to be used by the Nominating and Corporate Governance Committee in recommending directors and by the Board in nominating directors are as set forth in the Company’s Corporate Governance Guidelines. The Committee shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole. The Committee may adopt, and periodically review and revise as it deems appropriate, procedures regarding director candidates proposed by stockholders.

3.	Search Firms. The Nominating and Corporate Governance Committee shall have the authority to retain and terminate any search firm to be used to identify director nominees, including authority to approve the search firm’s fees and other retention terms. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of any search firm engaged by the Committee.

4.	Selection of Committee Members. The Nominating and Corporate Governance Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board.

Corporate Governance

5.	Corporate Governance Guidelines. The Nominating and Corporate Governance Committee is responsible for developing and recommending to the Board a set of Corporate Governance Guidelines applicable to the Company. The Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of such Corporate Governance Guidelines and recommend any proposed changes to the Board for approval.

Evaluation of the Board; Succession Planning

6.	Evaluation of the Board. The Nominating and Corporate Governance Committee shall be responsible for overseeing an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board.

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7.	Succession of Executive Officers and Board Members. The Nominating and Corporate Governance Committee shall oversee an annual review by the Board on succession planning, which shall include transitional leadership in the event of an unplanned vacancy.

8.	Additional Powers. The Nominating and Corporate Governance Committee shall have such other duties as may be delegated from time to time by the Board.

D.	Procedures and Administration

1.	Meetings. The Nominating and Corporate Governance Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee may also act by unanimous written consent in lieu of a meeting. The Committee shall keep such records of its meetings as it shall deem appropriate.

2.	Subcommittees. The Nominating and Corporate Governance Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member) as it deems appropriate from time to time under the circumstances.

3.	Reports to the Board. The Nominating and Corporate Governance Committee shall report regularly to the Board.

4.	Charter. The Nominating and Corporate Governance Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

5.	Independent Advisors. The Nominating and Corporate Governance Committee is authorized, without further action by the Board, to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay the compensation of such advisors as established by the Committee.

6.	Investigations. The Nominating and Corporate Governance Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Committee or any advisors engaged by the Committee.

7.	Annual Self-Evaluation. At least annually, the Nominating and Corporate Governance Committee shall evaluate its own performance.

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